QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.02

MERANT plc

Written Statement of Chief Executive Officer
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

        The undersigned, the Chief Executive Officer of Merant plc (the "Company"), each hereby certifies that, to his knowledge, on the date hereof:

        (a)   the Report on Form 20-F of the Company for the fiscal year ended April 30, 2003 filed on the date hereof with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

        (b)   information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ GERALD PERKEL Gerald Perkel Chief Executive Officer October 27, 2003

MERANT plc

Written Statement of Chief Financial Officer
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

        The undersigned, the Chief Financial Officer of Merant plc (the "Company"), each hereby certifies that, to his knowledge, on the date hereof:

        (a)   the Report on Form 20-F of the Company for the fiscal year ended April 30, 2003 filed on the date hereof with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

        (b)   information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ SCOTT HILDEBRANDT Scott Hildebrandt Chief Financial Officer October 27, 2003

QuickLinks

  EXHIBIT 99.02
MERANT plc Written Statement of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
MERANT plc Written Statement of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002